Mail Stop 3561

December 23, 2009

Mr. Robert G. Berry
Chief Executive Officer
Gameplan, Inc
3701 Fairview Road
Reno, NV 89511

Re: **Gameplan, Inc**
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed March 30, 2009
Supplemental Response filed December 3, 2009
File No. 000-27435

Dear Mr. Berry:

We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note the telephone number listed this report (i.e. 775-815-4758) and on each of your Exchange Act reports referenced below is not the correct telephone number of Game Plan, Inc. Please provide us with a working telephone number

and confirm in future filings, including any amendments to this filing and the filings below, that you will provide a working telephone number of the cover page of your report.

Item 9a(T). Controls and Procedures, page 28

2. We note your response to our prior comment one. Your response refers to your conclusion on the internal control over financial reporting and did not address your conclusions on controls on *disclosure controls and procedures* as required by Item 307 of Regulation S-K. Please note that in an annual report, in addition to management's report on internal control over financial reporting as required by Item 308(T) of Regulation S-K (which you have included), you also need to provide an evaluation of your *disclosure controls and procedures* as of the end of the period covered by your Form 10-K as required by Item 307 of Regulation S-K. Please revise. In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

Form 10-Q for the Quarter Ended March 31, 2009
Form 10-Q for the Quarter Ended June 30, 2009 and
Form 10-Q for the Quarter Ended September 30, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3. Similar to our comment above, we note your response to our prior comment two refers to your conclusion on the internal control over financial reporting and did not address your conclusions on controls on *disclosure controls and procedures* as required by Item 307 of Regulation S-K. We note you voluntarily provided management's report on internal control over financial reporting. However you need to provide an evaluation of your *disclosures controls and procedures* as of the end of the period covered by your Form 10-Q as required by Item 307 of Regulation S-K. Please revise. In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services